September 11, 2019

Jeffrey Edison
Chief Executive Officer
Phillips Edison & Company, Inc.
11501 Northlake Drive
Cincinnati, Ohio 45249

       Re: Phillips Edison & Company, Inc.
           Registration Statement on Form S-4
           Filed September 4, 2019
           File No. 333-233624

Dear Mr. Edison:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Folake Ayoola, Senior Counsel, at 202-551-3673 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate and
                                                            Commodities
cc:    Yoel Kranz